THE VALSPAR CORPORATION
January 26, 2006
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attention: Mr. Craig Slivka

Re:	The Valspar Corporation (the “Company”)
Registration Statement on Form S-4
File No. 333-128753
Dear Mr. Slivka:
     On behalf of the Company, the undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 2:00 p.m., Washington, D.C. time, on January 26, 2006, or as soon thereafter as is practicable.
     On behalf of the Company, the undersigned hereby acknowledges the following:
     1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     3. the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, THE VALSPAR CORPORATION
By:	/s/ Paul C. Reyelts
Executive Vice President and CFO